Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of December 10, 2004 (this “Agreement”), by and among Interline Brands, Inc., a New Jersey corporation (“Interline NJ”), Interline Brands, Inc., a Delaware corporation (“Holdco”), and Interline Subsidiary, Inc., a New Jersey corporation (“Subco”).

WHEREAS, as of the date hereof, Holdco is a direct wholly-owned subsidiary of Interline NJ and Subco is a direct wholly-owned subsidiary of Holdco;

WHEREAS, Interline NJ and Subco desire to engage in a transaction consisting of the merger of Interline NJ with and into Subco with Interline NJ as the surviving corporation (the “Merger”), pursuant to the terms and conditions of this Agreement and in accordance with Section 14A:10-1 of the New Jersey Business Corporation Act, as amended (the “NJBCA”);

WHEREAS, the respective boards of directors of Interline NJ, Holdco and Subco have determined that the Merger, structured in the manner contemplated herein, is desirable and in the best interests of their respective shareholders and, by resolutions duly adopted, have approved and adopted this Agreement;

WHEREAS, Interline NJ has formed Holdco in connection with the initial public offering (the “IPO”) of shares of common stock of Holdco, par value $0.01 per share (the “Holdco Common”), in order to have a Delaware holding company issuer for the IPO;

WHEREAS, Holdco, the sole shareholder of Subco, and Interline NJ, the sole shareholder of Holdco, have each adopted and approved this Agreement in accordance with Section 14A:10-3 of the NJBCA;

WHEREAS, for U.S. federal income tax purposes the parties intend that, so long as former shareholders of Interline NJ exchange an amount of stock in Interline NJ which constitutes “control” of Interline NJ (within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder (the “Regulations”); that this Agreement constitutes a plan of reorganization within the meaning of Regulation Section 1.368-2(g); and the Merger will be treated as part of a transaction that qualifies under Section 351 of the Code and the Regulations thereunder; and

WHEREAS, Interline NJ, Holdco and Subco desire to make certain representations, warranties, covenants and agreements, each to the other, in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1           The Merger.  Subject to the terms and conditions hereof, Interline NJ shall merge with and into Subco as soon as practicable following the satisfaction or waiver of the conditions set forth in Section 4.1 hereof.  Interline NJ shall be the surviving corporation in the Merger (the “Surviving Corporation”), and, at the Effective Time (as defined in Section 1.2), the separate existence of Subco shall cease.  The corporate existence of Interline NJ, with its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger, and as the Surviving Corporation it shall succeed to all rights, assets, liabilities and obligations of Subco as and to the extent provided in Section 14A:10-6 of the NJBCA.

1.2           Effective Time.  The Merger shall become effective (the “Effective Time”) upon the filing by Interline NJ of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of New Jersey, or such later time as may be set forth in the Certificate of Merger, pursuant to Sections 14A:1-6 and 14A:10-4.1(2) of the NJBCA.

1.3           Certificate of Incorporation.  The Certificate of Incorporation of Interline NJ, as amended and restated at the Effective Time to read in its entirety as set forth on Exhibit A, shall be the Second Amended and Restated Certificate of Incorporation of the Surviving Corporation (the “Restated Charter”), until duly amended or repealed in accordance with the provisions thereof and of applicable law.

1.4           By-Laws.  The Bylaws of Interline NJ, as amended and restated in its entirety at the Effective Time, shall be the Second Amended and Restated By-laws of the Surviving Corporation (the “Restated By-Laws”) until duly amended or repealed in accordance with the provisions thereof and of applicable law.

1.5           Officers and Directors.  At the Effective Time, the directors and officers of Interline NJ immediately prior to the Effective Time shall be and constitute the directors and officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Restated Charter and By-Laws.

ARTICLE II

CONVERSION OF SECURITIES

2.1           Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Interline NJ, Holdco, Subco, or the holder of any shares of capital stock of Interline NJ, Holdco or Subco:

(a)           Conversion of Subco Capital Stock.  Each share of common stock, without par value, of Subco (the “Subco Common”) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive (i) one hundred (100) shares of common stock, without par value, of the Surviving Corporation and (ii) one share of Senior Preferred Stock, par value $0.01 per share, of the Surviving Corporation, each of which shall be fully paid and non-assessable.

(b)           Cancellation of Holdco Stock.  Each share of stock of Holdco owned by Interline NJ immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist without being converted into any stock or other consideration whatsoever.

(c)           Cancellation of Interline NJ Treasury Stock.  Each share of stock of Interline NJ owned by Interline NJ immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist without being converted into any stock or other consideration whatsoever.

(d)           Effect of Merger on Common Stock and Preferred Stock of Interline NJ.  Each share of common stock, without par value, of Interline NJ (the “Interline NJ Common”) and each share of Senior Preferred Stock, par value $0.01 per share, of Interline NJ, (the “Interline NJ Preferred”) issued and outstanding immediately prior to the Effective Time, shall be converted into the following (the “Merger Consideration”):

(i)            Interline Common Stock.  Each issued and outstanding share of Interline NJ Common shall be converted into the right to receive that number of newly issued, fully paid and non-assessable shares of Holdco Common equal to the Common Stock Equity Consideration Per Share without interest, subject to the fractional share provisions in Section 2.2(c).  Each share of Interline NJ Common that has been converted into the right to receive shares of Holdco Common as provided in this subsection 2.1(d)(i) shall be canceled in accordance with Section 2.2 and shall cease to exist, and the holder of certificates which immediately prior to the Effective Time represented those shares (the “Interline NJ Common Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive certificates representing shares of Holdco Stock (“Holdco Certificates”) upon surrender of the Interline NJ Common Certificates in accordance with Section 2.2.

(ii)           Interline Preferred Stock.  Each issued and outstanding share of Interline NJ Preferred shall be converted into the right to receive (a) cash in an amount equal to the Preferred Stock Cash Consideration Per Share without interest and (b) that number of shares of Holdco Common equal to the Preferred Stock Equity Consideration Per Share, subject to the fractional share provisions in Section 2.2(c).  Each share of Interline NJ Preferred that has been converted into the right to receive shares of Holdco Common and cash as provided in this subsection 2.1(d)(ii) shall be cancelled in accordance with Section 2.2 and shall cease to exist, and the holder of certificates which immediately prior to the Effective Time represented those shares (the “Interline NJ Preferred Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive Holdco Certificates and the Preferred Stock Cash Consideration Per Share upon surrender of the Interline NJ Preferred Certificates in accordance with Section 2.2.

(iii)          Interline Options.  Upon the consummation of the Merger, each option to purchase shares of Interline Common outstanding immediately prior to the Effective Time (each, an “Interline NJ Option” and collectively, the “Interline NJ Options”) shall by virtue of Section 5 of the Wilmar Industries, Inc. 2000 Stock Award Plan (the “Stock Plan”) pursuant to which it was granted, and without any action by the holder of each such Interline NJ Option, be adjusted and deemed to be an option (each, an “Exchange Option”) such that the holder of the Exchange Option shall have an option to purchase that number of shares of Holdco Common equal to the number of shares of Interline NJ Common underlying such Interline NJ Option multiplied by the Common Stock Equity Consideration Per Share.  Each Exchange Option shall have an exercise price equal to the exercise price of the corresponding Interline NJ Option prior to such adjustment divided by the Common Stock Equity Consideration Per Share.  The Exchange Options shall be administered by the board of directors of Holdco or such committee thereof as shall be designated from time to time by such board, and shall continue to be subject to the other terms and conditions to which the corresponding Interline NJ Option was subject immediately prior to the Effective Time.  For the avoidance of doubt, other than as provided in this paragraph, the Exchange Option will be governed by the Stock Plan and the award agreement entered into thereunder.  In connection with the issuance of the Exchange Options, Holdco shall reserve for issuance the number of shares of Holdco Common that will become subject to the Exchange Options pursuant to this Section 2.1(b)(iii).

For purposes of this Section 2:

“Common Stock Equity Consideration Per Share” means the Common Stock Equity Consideration Share Number divided by the Interline NJ Common Share Number.

“Common Stock Equity Consideration Share Number” means an amount equal to the greater of (a) the Total Existing Equity Value less the Preferred Stock Equity Consideration Value and (b) the Total Existing Common Minimum Equity Consideration Amount, in each case divided by the IPO Price Per Share.

“Existing Common Minimum Equity Consideration” means $1,000,000.

“Existing Holdco Common Share Number” means the aggregate number of shares of Holdco Common to be outstanding immediately after the IPO, less the number of shares of Holdco Common to be issued in the IPO, in each case as set forth in the Prospectus.

“Interline NJ Common Share Number” means the aggregate number of shares of Interline NJ Common issued and outstanding immediately prior to the Effective Time plus the aggregate number of shares of Interline NJ Common issuable upon exercise of the Interline NJ Warrants issued and outstanding immediately prior to the Effective Time.

 “Interline NJ Warrant” means each outstanding warrant to purchase shares of Interline NJ Common pursuant to the Warrant Agreement between Wilmar Industries, Inc. (a predecessor-in-interest to Interline NJ) and Fleet Corporate Finance, Inc. and Allied Capital Corporation, dated as of May 16, 2000, as amended September 29, 2000.

“IPO Price Per Share” means the price to the public of each share of Holdco Common to be issued and sold in connection with the IPO, as set forth in the Prospectus.

“Preferred Stock Cash Consideration Per Share” means an amount, calculated as to each share of Interline NJ Preferred, equal to the Preferred Stock Cash Consideration multiplied by a fraction, the numerator of which is (a) the Liquidation Value per share of Interline NJ Preferred of $10, plus an amount equal to all accrued and unpaid dividends thereon as of the Effective Time, and denominator of which is (b) the Preferred Stock Liquidation Value.

“Preferred Stock Cash Consideration” means an amount equal to (a) $55,000,000 (or such lesser amount as may be authorized by resolution of the Board of Directors adopted prior to the Effective Time based upon the advice of the underwriters in the IPO regarding market conditions) plus (b) an amount equal to the excess of the price to the public of shares in the IPO over $200,600,000 (or such lesser amount as may be authorized by resolution of the Board of Directors adopted prior to the Effective Time based upon the advice of the underwriters in the IPO regarding market conditions) (after deducting underwriters’ discounts and commissions on such excess amount); provided, that that in no event shall the Preferred Stock Cash Consideration be less than $25,000,000.

“Preferred Stock Equity Consideration Per Share” means an amount, calculated as to each share of Interline NJ Preferred, equal to the Preferred Stock Equity Consideration Share Number multiplied by a fraction, the numerator of which is (a) the Liquidation Value per share of Interline NJ Preferred of $10, plus an amount equal to all accrued and unpaid dividends thereon as of the Effective Time, and denominator of which is (b) the Preferred Stock Liquidation Value.

“Preferred Stock Equity Consideration Value” means the Preferred Stock Equity Consideration Share Number multiplied by the IPO Price Per Share.

“Preferred Stock Equity Consideration Share Number” means an amount equal to the lesser of (a) the Preferred Stock Liquidation Value less the Preferred Stock Cash

Consideration and (b) Total Existing Equity Value less the Existing Common Minimum Equity Consideration, in each case divided by the IPO Price Per Share.

“Preferred Stock Liquidation Value” means the aggregate Liquidation Value (as defined in the Certificate of Incorporation of Interline NJ) plus an amount equal to all accumulated and unpaid dividends on the Interline NJ Preferred as of the Effective Time.

“Prospectus” means the prospectus relating to the IPO containing the IPO Price Per Share.

“Total Existing Equity Value” means the IPO Price Per Share multiplied by the Existing Holdco Common Share Number.

2.2           Exchange Procedures.

(a)           Prior to or promptly after the Effective Time, Interline NJ shall cause to be mailed or otherwise delivered to each holder of record of an Interline NJ Common Certificate or an Interline NJ Preferred Certificate immediately prior to the Effective Time (the “Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Holdco (or such exchange agent as shall be designated thereby, hereinafter the “Exchange Agent”) and shall be in a form and have other such provisions as Holdco may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates for cancellation in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to Holdco or the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Holdco or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Holdco or the Exchange Agent shall promptly deliver, the Merger Consideration for each share of Interline NJ stock formerly evidenced by such Certificate, and such Certificate shall thereupon be cancelled.

(b)           If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of Interline NJ, it shall be a condition of payment to the holder of a Certificate that it be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder or shall have established to the satisfaction of Holdco that such taxes are not applicable.  Until surrendered as contemplated by this Section 2.2(a), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares theretofore represented by such Certificate shall have been converted pursuant to Article II of this Agreement.

(c)           Delivery of Merger Consideration to Interline NJ Shareholders Without Certificates.  Promptly after the Effective Time, Holdco or the

Exchange Agent shall cause the Merger Consideration to be mailed or otherwise delivered to each holder of record of Interline NJ stock who, as of the Effective Time, had not yet been issued a Certificate representing such Interline NJ stock.

(d)           No Fractional Shares.  No certificates or script representing fractional shares of Holdco Common shall be issued as a result of any conversion provided for in this Article II.  All fractional shares shall be rounded to the nearest whole number, with 0.5 rounded up.  If more than one Certificate shall be surrendered for the account of the same holder, the number of shares of Interline NJ for which Certificates have been surrendered shall be computed on the basis of the aggregate number of shares (on an as-converted to Holdco Common basis) represented by the Certificates so surrendered. No cash shall be paid in lieu of fractional shares.

(e)           Withholding.  Interline NJ, the Surviving Corporation and Holdco shall be entitled to deduct and withhold from any Merger Consideration payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under any applicable federal, state, local or foreign tax laws.  To the extent such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

2.3           No Appraisal Rights.  No appraisal rights shall be available to the holders of Interline Common or Interline Preferred in connection with the Merger.

2.4           Tax Treatment.  Each of the parties hereto agrees that it shall take such action, and refrain from taking any action, as may be necessary to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Regulations thereunder so long as former shareholders of Interline NJ exchange an amount of stock in Interline NJ which constitutes control of Interline NJ (within the meaning of Section 368(a)(2)(E) of the Code); shall take such action, and refrain from taking any action, as may be necessary to cause the Merger to be treated as part of a transaction under Section 351 of the Code and the Regulations thereunder; and shall not take any position inconsistent therewith for U.S. federal income tax purposes, unless required to do so by a change in law or final determination in proper proceedings.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of Interline NJ.  Interline NJ hereby represents and warrants to Holdco and Subco that Interline NJ (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey; (ii) has obtained the approval of its Board of Directors to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including to effect the Merger; (iii) subject only to the adoption of this Agreement by the Requisite Shareholder Vote (as defined in Section 4.1(a) below), has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (iv) has adopted and approved this Agreement in accordance with the NJBCA; (v) the execution of this Agreement and the consummation of the transactions contemplated hereby do not violate any provisions of its organizational documents or any agreements or instruments to which it is a party, except as could not be reasonably expected to materially impair or delay its ability to consummate the transactions contemplated hereby; and (vi) this Agreement has been duly and validly executed and delivered by Interline NJ and constitutes a legal, valid and binding agreement of Interline NJ, enforceable against Interline NJ in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies (the “Enforceability Exceptions”)).

3.2           Representations and Warranties of Holdco.  Holdco hereby represents and warrants to Interline NJ and Subco as follows:

(a)           Holdco (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; (ii) has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (iii) has adopted and approved this Agreement in accordance with the Delaware General Corporation Law, (iv) the execution of this Agreement and the consummation of the transactions contemplated hereby do not violate any provisions of its organizational documents or any agreements or instruments to which it is a party, except as could not be reasonably expected to materially impair or delay its ability to consummate the transactions contemplated hereby; and (v) this Agreement has been duly and validly executed and delivered by Holdco and constitutes a legal, valid and binding agreement of Holdco enforceable against Holdco in accordance with its terms (except as enforceability may be limited by the Enforceability Exceptions).

(b)           As of the Effective Time, the authorized capital stock of Holdco will consist of 100,000,000 shares of Holdco Common and 20,000,000 shares of preferred stock of Holdco, par value $0.01 per share.  Upon consummation of the Merger, each share of Holdco Common issued as part of the Merger Consideration will be duly authorized, validly issued, fully paid and non-assessable, and each share of Holdco Common to be issued upon exercise of the Exchange Options will be duly authorized, validly issued, fully paid and non-assessable when issued.

3.3           Representations and Warranties of Subco.  Subco hereby represents and warrants to Interline NJ and Holdco as follows:

(a)           Subco (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey; (ii) has obtained the approval of its Board of Directors and Holdco, its sole shareholder, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including to effect the Merger; (iii) has full corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (iv) has adopted and approved this Agreement in accordance with the NJBCA; (v) the execution of this Agreement and the consummation of the transactions contemplated hereby do not violate any provisions of its organizational documents or any agreements or instruments to which it is a party, except as could not be reasonably expected to materially impair or delay its ability to consummate the transactions contemplated hereby; and (vi) this Agreement has been duly and validly executed and delivered by Subco and constitutes a legal, valid and binding agreement of Subco enforceable against Subco in accordance with its terms (except as enforceability may be limited by the Enforceability Exceptions).

(b)           As of the date of this Agreement and the Effective Time, the authorized capital stock of Subco consists solely of one share of Subco Common, which share is issued and outstanding and is held by Holdco. Such issued and outstanding share of Subco has been duly authorized and validly issued and is fully paid and non-assessable.

(c)           Subco has been formed solely for the purpose of effectuating the Merger, and has never held any assets or had any liabilities, and has never been engaged in any trade or business, or investment activities.

ARTICLE IV

CONDITIONS, AMENDMENT AND TERMINATION

4.1           Conditions to Effect the Merger.  The obligations of the parties hereto to consummate the transactions contemplated hereby, including to effect the Merger, shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

(a)           In accordance with Section 14A:10-3 of the NJBCA, this Agreement shall have been approved by the Requisite Shareholder Vote of Interline NJ.  The “Requisite Shareholder Vote” means the adoption of this Agreement by (i) the shareholders of Interline NJ holding at least sixty percent (60%) of the Interline NJ Common entitled to vote thereon, (ii) the shareholders of Interline holding at least sixty percent (60%) of the outstanding shares of Interline NJ Preferred entitled to vote thereon and (iii) a majority of shareholders of Interline NJ entitled to vote thereon.

(b)           The representations and warranties contained in Article III hereof shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date.

4.2           Amendments.  At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented by the parties hereto, so long as (a) no amendment that requires shareholder approval under applicable laws shall be made without such required approval and (b) such amendment, modification or supplement has been duly approved by the board of directors of each of the parties hereto.

4.3           Waiver.  At any time prior to the Effective Time, the parties hereto by action taken by their respective boards of directors may (a) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (b) waive compliance with any of the agreements or conditions contained herein; provided, however, that the parties may not waive compliance with the conditions set forth in Section 4.1(a) hereof.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

4.4           Termination.  This Agreement may be terminated at any time prior to the Effective Time, notwithstanding the approval by the shareholders of any or all of Interline NJ, Holdco or Subco, (a) by mutual consent of the respective boards of directors of Interline NJ, Holdco and Subco or (b) by any of Interline NJ, Holdco or Subco if the Merger shall not have been consummated on or before January 31, 2005 (or such later date as may be agreed to by Interline NJ, Holdco and Subco in writing).  In the event of the termination of this Agreement in accordance with the previous sentence, this Agreement shall thereafter become void and have no effect and no party hereto shall have any liability to the other parties hereto or its shareholders or directors or officers in respect thereof.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1           Non-Survival of Representations and Warranties.  All representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

5.2           Further Assurances.  Each of the parties agrees to execute such documents and instruments and to take whatever action may be necessary or desirable to consummate the transactions contemplated hereby, including to effect the Merger.

5.3           Governing Law.  This Agreement shall be construed under and in accordance with the laws of the State of New Jersey applicable to contracts to be fully performed in such State, without giving effect to choice of law principles.

5.4           Binding Effect; Successors and Assigns.  This Agreement may not be assigned by any party without the written consent of each of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

5.5           No Other Agreement or Understandings.  This Agreement embodies all of the agreements and understanding in relation to the subject matter of this Agreement, and no covenants, understandings or agreements in relation to this Agreement exist among the parties, except as expressly set forth in this Agreement.

5.6           No Third Party Benefit.  Nothing expressed or implied in this Agreement shall be construed to confer upon or give to any person, firm or limited liability company, other than a party to this Agreement, any rights or remedies under or by reason of this Agreement.

5.7           Severability.  If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

5.8           Rules of Construction.  Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.  Any ambiguities or interpretations of the provisions of this Agreement shall be made in good faith by the Board of Directors of Holdco, and shall be binding and determinative on all parties.

5.9           Counterparts ..  This Agreement may be executed in separate counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts when taken together shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, Interline NJ, Holdco and Subco have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day first written above.

Interline Brands, Inc., a New Jersey Corporation:

INTERLINE BRANDS, INC.

By:		/s/ William E. Sanford
	Name:	William E. Sanford
	Title:	Executive Vice President and
Chief Operating Officer

Interline Brands, Inc., a Delaware Corporation:

INTERLINE BRANDS, INC.

By:		/s/ William E. Sanford
	Name:	William E. Sanford
	Title:	Executive Vice President and
Chief Operating Officer

Interline Subsidiary, Inc., a New Jersey Corporation

INTERLINE SUBSIDIARY, INC.

By:		/s/ William E. Sanford
	Name:	William E. Sanford
	Title:	Executive Vice President and
Chief Operating Officer

EXHIBITS

EXHIBIT A:                               Second Amended and Restated Certificate of Incorporation of Interline Brands, Inc.